Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, the only class of securities of MEDNAX, Inc., a Florida corporation (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934, as amended, is common stock, par value $0.01 per share (“Common Stock”). The Common Stock is listed on the New York Stock Exchange under the symbol “MD”.

Overview

The following summarizes certain material terms and provisions of the Common Stock. It does not purport to be complete, however, and is qualified in its entirety by reference to Florida law and by the actual terms and provisions contained in the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles”), and the Company’s Amended and Restated Bylaws (the “Bylaws”).

The Articles authorize the Company’s board of directors (the “Board of Directors”) to issue up to 200,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share. As of February 14, 2020, there were 84,277,494 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. All issued and outstanding shares of Common Stock are duly issued, fully paid and nonassessable.

General Description of Common Stock

Each share of Common Stock entitles its owner to one vote on all matters submitted to a vote of the Company’s shareholders. Subject to the rights of the holders of the Company’s preferred stock, the holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available for the payment of dividends, payable in cash, stock or otherwise. If the Company liquidates, dissolves or winds-up, whether voluntarily or involuntarily, the holders of Common Stock, to the exclusion of the holders of the Company’s preferred stock, will be entitled to share proportionately in the Company’s assets, if any, legally available for distribution to shareholders, but only after the Company has paid all of its debts and liabilities and after the holders of the Company’s preferred stock have been paid in full the amounts to which they are entitled, if any, or a sum sufficient for such payment has been set aside.

The Common Stock has no preemptive rights, no sinking fund provisions and no subscription, redemption or conversion privileges, and it is not subject to any further calls or assessments by the Company. The Common Stock does not have cumulative voting rights. Moreover, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting in which a quorum is present; however, the Board of Directors adopted in 2012 a majority vote policy as part of the Company’s corporate governance principles which provides that, in uncontested elections, which are those elections in which the number of nominees for election is less than or equal to the number of directors to be elected, any nominee for director who receives more “withheld” votes than “for” votes must submit a written offer to resign as director. Any such resignation will be reviewed by the Nominating and Corporate Governance Committee of the Board of Directors and, within 90 days after the election, the independent members of the Board of Directors will determine whether to accept, reject or take other appropriate action with respect to, the resignation, in furtherance of the best interests of the Company and its shareholders.

General Description of Preferred Stock

The Articles authorize the Board of Directors, without further shareholder approval, to:

•	issue preferred stock in one or more class or series;

•	establish the number of shares to be included in each such class or series, including increasing and decreasing the number of shares of preferred stock designated for any existing class or series; and

•	fix the designations, powers, preferences and rights of the shares of each class or series and any qualifications, limitations or restrictions on those shares.

The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. If the Company issues any preferred stock, it may have the effect of delaying, deferring or preventing a change in control.

The Articles of Amendment Designating Series A Junior Participating Preferred Stock designate 50,000 shares of preferred stock as Series A Junior Participating Preferred Stock, par value $0.01 per share (“Series A Preferred”). As of February 14, 2020, no shares of Series A Preferred were outstanding. Subject to the rights of the holders of preferred stock senior to the Series A Preferred, if any, and certain other conditions, the holders of Series A Preferred will be entitled to receive cumulative quarterly dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available for the payment of dividends. Each share of Series A Preferred will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 2,000 times the dividend declared per share of Common Stock. Each share of Series A Preferred entitles the holder thereof to 2,000 votes on all matters submitted to a vote of the Company’s shareholders and the Series A Preferred vote together with Common Stock as one class, unless otherwise required by any future articles of designation or by law. Notwithstanding the foregoing, the holders of Series A Preferred have no special voting rights and their consent is not required for taking any corporate action, except to the extent set forth in the Articles of Amendment Designating Series A Junior Participating Preferred Stock. In the event of liquidation, the holders of Series A Preferred will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 2,000 times the payment made per share of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred will be entitled to receive 2,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

If shares of Series A Preferred were to be issued, the voting and consent rights provided in the Articles of Amendment Designating Series A Junior Participating Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Series A Preferred has no preemptive rights, no sinking fund provisions and no subscription, redemption or conversion privileges, and it is not subject to any further calls or assessments by the Company. In addition, the Series A Preferred must rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the preferred stock.

Material Provisions of the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

The Articles and Bylaws contain material provisions that may make the acquisition of control of the Company more difficult.

Classified Board of Directors and Related Provisions. The Articles and Bylaws provide that the number of directors will be established from time to time by resolution of the Board of Directors. The Bylaws also provide that the Board of Directors may be divided into two or more classes of directors. Although the Board of Directors is not currently classified, a classified Board of Directors could prevent a party who acquires control of a majority of the Company’s outstanding voting stock from obtaining control of the Board of Directors until annual shareholders meeting following the date on which the acquirer obtains its controlling interest.

The Articles provide that the Company’s shareholders may only remove a director from office prior to the expiration of his or her term if such removal is for “cause” and only by an affirmative vote of two-thirds of all of the Company’s outstanding capital stock entitled to vote for the election of directors. If there is a vacancy on the Board of Directors, a majority of the Company’s remaining directors, although less than a quorum of the entire Board of Directors, may fill such vacancy for the unexpired term of his or her predecessor, or until the next election of one or more directors by the Company’s shareholders if the vacancy is caused by an increase in the size of the Board of Directors. The Company’s shareholders may not fill any vacancy on the Board of Directors.

Shareholder Action By Written Consent. The Bylaws provide that any actions which the Company’s shareholders may take at a shareholders’ meeting can be taken by written consent in lieu of a meeting. In order to effect a shareholder action by written consent in lieu of a meeting, holders of the Company’s outstanding voting stock, having at least the minimum number of votes that would be necessary to authorize the action at a shareholders’ meeting, must sign a written consent which states the action to be taken. If the shareholders take any action by written consent in lieu of a meeting, the Company must notify all of its shareholders that did not consent to the action in writing or that were not entitled to vote on the action within 10 days after receiving the written consent and describe the action to them.

Shareholder-Proposed Business. In addition to any other applicable requirements, for business to be properly brought by a shareholder before an annual meeting of the shareholders, the Articles require that such shareholder give timely notice thereof in writing to the Company’s Secretary. If such notice is not timely given, the shareholder-proposed business will not be brought before such annual meeting. To be timely, a shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices neither less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company’s notice of annual meeting provided to shareholders with respect to the previous year’s annual meeting. If no annual meeting of shareholders was held in the previous year or the date of the current year’s annual meeting has been changed to be more than 30 calendar days earlier than the date contemplated by the previous year’s proxy statement, such shareholder’s notice must be so delivered or received no later than the close of business on the tenth day following the date on which notice the current year’s annual meeting is given to shareholders or made public, whichever occurs first.

Indemnification. The Articles provide that the Company shall indemnify, and may advance expenses to, its officers and directors to the fullest extent permitted by law.

Florida Anti-Takeover Statute

As a Florida corporation, the Company is subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the Florida Business Corporation Act (the “Florida Act”), a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an interested shareholder without the approval of the holders of two-thirds of the voting shares of the corporation (excluding shares held by the interested shareholder), unless, among other exceptions:

•	the transaction is approved by a majority of disinterested directors;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

•

the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•	the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

Subject to certain exceptions, an interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares. Although permitted by the Florida Act, the Company has not made an election in its Articles to opt out of Section 607.0901.

In addition, the Company is subject to Section 607.0902 of the Florida Act which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a control share acquisition unless (i) the Board of Directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by the Board of Directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.